SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                  CONFORMED COPY
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                            AMERAC ENERGY CORPORATION
                    (Formerly Wolverine Exploration Company)
                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    023517105

                                 (CUSIP Number)


                                Peter E. Lorenzen
                             Snyder Oil Corporation
                                 777 Main Street
                                   Suite 2500
                              Fort Worth, TX 76102
                                 (817) 338-4043

                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 1996
                    (Date of Event which Requires Registrant
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /. Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following pages)
                       Page 1 of 3 Pages

- ---------------------------               -----------------------
|CUSIP No.  023517105     |      13D      |Page  2  of  3  Pages|
- ---------------------------               -----------------------
- -----------------------------------------------------------------
|1 | Name of Reporting Person                                   |
|  | S.S. or I.R.S. Identification No. of Above Person          |
|  | Snyder Oil Corporation                                     |
|  | I.R.S. Identification No. 75-2306158                       |
- -----------------------------------------------------------------
|  |                                                        ----|
|2 | Check the Appropriate Box if a Member of a Group*  (a) ----|
|  |                                                        ----|
|  |                                                    (b) ----|
- -----------------------------------------------------------------
|3 | SEC USE ONLY                                               |
|  |                                                            |
- -----------------------------------------------------------------
|4 | Source of Funds*                                           |
|  |          OO                                                |
|  |                                                            |
- -----------------------------------------------------------------
|5 | Check Box if Disclosure of Legal Proceedings is Required   |
|  | Pursuant to Items 2(d) or 2(e)                         ----|
|  |                                                        ----|
- -----------------------------------------------------------------
|6 | Citizenship or Place of Organization                       |
|  |           Delaware                                         |
- -----------------------------------------------------------------
|                |7 |Sole Voting Power                          |
|    Number of   |  |    0                                      |
|     Shares     ------------------------------------------------
|  Beneficially  |8 |Shared Voting Power                        |
|    Owned By    |  |    0                                      |
|      Each      ------------------------------------------------
|    Reporting   |9 |Sole Dispositive Power                     |
|     Person     |  |    0                                       |
|      With      ------------------------------------------------
|                |10|Shared Dispositive Power                   |
|                |  |    0                                      |
- -----------------------------------------------------------------
|11| Aggregate Amount Beneficially Owned by Each Reporting      |
|  | Person     0                                                |
- -----------------------------------------------------------------
|12| Check Box if the Aggregate Amount in Row (11) Excludes     |
|  | Certain Shares*                                        ----|
|  |                                                        ----|
- -----------------------------------------------------------------
|13| Percent of Class Represented by Amount in Row (11)         |
|  |            0%                                               |

- -----------------------------------------------------------------
|14| Type of Reporting Person*                                  |
|  |      CO                                                    |
- -----------------------------------------------------------------

                                       Page 5 of 3 Pages

Item 5.  Interest in Securities of the Issuer.


Item 5 is hereby amended to read as follows:


         On April 24, 1996, Snyder Oil Corporation ("SOCO") sold 1,039,210 shares of Common Stock of Issuer, plus additional shares to be paid in June 1996 in respect of compensation for the serrvices of Thomas J. Edelman during the second quarter of 1996, for a total purchase price of $240,000 in a private transaction arranged by the Issuer. Following such sale, SOCO owns no securities of Issuer. Thomas J. Edelman, President of SOCO, is not standing for reelection as a director of Issuer at Issuer's annual meeting of stockholders to be held on July 11, 1996.





                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATE:  June 27, 1996
                                    SNYDER OIL CORPORATION





                                    By:  Peter E. Lorenzen
                                         Peter E. Lorenzen
                                         Vice President